02029428

FORM 6-K

RECD S.E.C.

APR 2002

1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

P.E.
4-1-02

For the month of April, 2002

ABBEY NATIONAL plc / ENG
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes. . . . . . . No . . .X. . .

PROCESSED

APR 2 2 2002

THOMSON
FINANCIAL

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Abbey National plc

2) Name of director

(a) Ian Harley
(b) Andrew Pople

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

(a) Director
(b) Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(a) Ian Harley
(b) Andrew Pople

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

(a) Director
(b) Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(a) Exercise of Sharesave & Grant of new Sharesave
(b) Exercise of Sharesave

7) Number of shares/amount of stock acquired

(a) 568
(b) 568

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 10p each

12) Price per share

607p

13) Date of transaction

1 April, 2002

14) Date company informed

2 April, 2002

15) Total holding following this notification

(a) 94,966
(b) 70,274

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

1 April, 2002

18) Period during which or date on which exercisable

1 April, 2007 - 30 September, 2007

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Ordinary Shares of 10p each

(a) 426

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

776p

22) Total number of shares or debentures over which options held following this notification

(a) 200,068

23) Any additional information

24) Name of contact and telephone number for queries

Ian Christie, 0207 612 4205

25) Name and signature of authorised company official responsible for making this notification

Ian Christie, Assistant Group Secretary

Date of Notification..2 April, 2002..............................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 2 April, 2002

By ______________________

Ian Christie, Assistant Group Secretary